Writer’s Direct Number	Writer’s E-mail Address
212.756.2709	kristen.poole@srz.com

May 6, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:	MGM Resorts International (“MGM” or the “Company”) Additional Definitive Soliciting Materials Filed on April 21, 2015 Filed by Land & Buildings Investment Management, LLC, et al. File No. 001-10362

Dear Mr. Duchovny:

On behalf of Land & Buildings Investment Management, LLC and its affiliates (collectively, “Land & Buildings”), Matthew J. Hart, Richard Kincaid and Marc A. Weisman (each, a “Filing Person” and collectively with Land & Buildings, the “Filing Persons”), we are responding to your letter dated April 22, 2015 (the “SEC Comment Letter”), and the oral comments received on April 29, 2015, in connection with the letter filed as Additional Definitive Soliciting Materials on Schedule 14A on March 27, 2015 (the “Letter”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Additional Definitive Soliciting Materials

1.	We note your disclosure that MGM has underperformed its peers but the chart provided does not include any data relating to MGM. Revise your disclosure to provide such comparative data.

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In response to your comment, the Filing Persons respectfully note that, as described in the subheading above the aforementioned chart, the percentages set forth in such chart are indicative of MGM's performance relative to that of its peers over the 1-, 3- and 5-year periods and since Jim Murren became Chief Executive Officer of MGM. The percentages set forth in each row represent the performance of MGM's common stock compared to that of the relevant gaming or lodging peer company over each specified period of time. For example, the first row shows that MGM underperformed its gaming peer, Boyd Gaming Corporation, by 29.4% over the 1-year period ending March 16, 2015, 39.2% over the 3-year period ending March 16, 2015, 5.8% over the 5-year period ending March 16, 2015, and 195.6% over the period beginning December 1, 2008 and ending March 16, 2015. Because MGM's performance is reflected in the percentages set forth in such chart, the Filing Persons do not believe that it is necessary to revise the disclosure in the Letter to provide any additional comparative data.

2.	We note your disclosure that the current board has a “history of poor investment decisions (e.g. CityCenter).” You refer to decisions, plural, yet you only provide one example to support your assertion. Please revise.

In response to your comment, the Filing Persons respectfully note that, since Mr. Murren became Chief Executive Officer of MGM, the company has recorded more than $4.5 billion of impairment charges, $2.5 billion of which are associated with CityCenter and $2.0 billion of which are associated with MGM's other assets and development efforts. For example, in 2009, MGM recorded a $548 million impairment on land holdings with respect to Renaissance Pointe in Atlantic City, where MGM initially announced that it planned to build a $4.5-5.0 billion development that was subsequently abandoned. For more details regarding impairments that MGM has recorded, please see MGM's Annual Reports on Form 10-K for the fiscal years ended December 31, 2013 and 2014, filed with the Commission on March 3, 2014 and March 2, 2015, respectively. The Filing Persons hereby confirm that they will revise any statements regarding MGM's investment decisions in future filings to explicitly reference multiple examples of investments made by MGM that resulted in the company recording a loss or impairment.

3.	Please tell us who, among the company’s security holders, makes up the “numerous shareholders who have told [you] they believe that the REIT structure should be independently evaluated…”

Representatives of Land & Buildings held discussions with many of MGM's security holders who agreed with them that MGM's REIT structure should be independently evaluated, including representatives from each of HG Vora Capital Management, LLC and Orange Capital LLC.

4.	Please provide support for your disclosure that the Vail Resorts board, led by Mr. Hernandez, pressured Mr. Kincaid to resign from that board. Also, tell us why you attribute such actions to Mr. Hernandez alone and disclose whether Mr. Kincaid was given any reasons for the request of his resignation.

In response to your comment, the Filing Persons respectfully note that the aforementioned disclosure in the Letter does not attribute such actions to Mr. Hernandez individually, but rather attributes such actions to the Vail Resorts board, which is led by

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Mr. Hernandez in his capacity as its lead independent director. The Filing Persons believe that Mr. Hernandez led—if not instigated—the Vail Resorts board's decision to pressure Richard Kincaid into resigning from such board because Mr. Hernandez is the only individual serving on the boards of both MGM and Vail Resorts and such pressure began just a few days after Land & Buildings released a public letter to Mr. Hernandez—in his capacity as lead independent director of MGM—on April 1, 2015. Between April 2, 2015 and April 5, 2015, Richard Katz, the Chief Executive Officer of Vail Resorts, on two occasions telephoned Mr. Kincaid and presented him with an ultimatum: either give up his spot on Land & Buildings' slate of nominees for election to MGM's board or resign from the Vail Resorts board. As numerous news articles have discussed,1 following Land & Buildings' April 1, 2015 public letter to Mr. Hernandez, Mr. Kincaid was also disinvited from the Vail Resorts board of directors retreat held during the week of April 5, 2015. Mr. Katz alleged that Mr. Kincaid had violated the Vail Resorts' Corporate Governance Guidelines, which require a board member to "advise the Corporate Secretary or the Chair of the Nominating/Corporate Governance Committee in advance of accepting an invitation to serve on another board". However, at such time, Mr. Kincaid had not accepted any invitation to serve on the MGM board; he had only accepted Land & Buildings' invitation to join a slate of potential nominees for election at MGM's upcoming annual meeting. In addition, Mr. Katz alleged that he was concerned that if Mr. Kincaid was a Land & Buildings’ nominee for MGM where part of the campaign is to evaluate a REIT then that it may create a conflict if Vail Resorts were to ever evaluate a REIT. Mr. Katz also alleged that it may be difficult for Mr. Hernandez and Mr. Kincaid to work together on the Vail Resorts board given Mr. Kincaid's involvement in Land & Buildings' MGM campaign where Mr. Hernandez is an incumbent director.

5.	Your disclosure relating to Mr. Hernandez’s service on the Lehman board appears to imply that he was responsible for that company’s collapse. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be selfevident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us support for your assertion.

In response to your comment, the Filing Persons are hereby providing as supplemental support the fact that Mr. Hernandez served on the board of directors of Lehman Brothers Holdings Inc. ("LBHI") from 2005 until its Chapter 11 bankruptcy plan became effective in 2011. During such time, Mr. Hernandez served as a member of LBHI's Finance Committee, which—as disclosed in LBHI's proxy statement filed with the Commission on March 5, 2008—was responsible for "review[ing] and advis[ing] the Board of Directors on the financial policies and practices of [LBHI], including risk management…[and] periodically review[ing], among other things, budget, capital and funding plans and recommend[ing] a dividend policy and Common Stock repurchase plan to the Board of Directors." While the Letter only disclosed the fact that Mr. Hernandez served on LBHI's board of directors and Finance Committee at the time of its collapse, the Filing Persons believe that it would be reasonable for any person to infer that, based on the responsibilities specifically enumerated to the Finance Committee and Mr. Hernandez's service on such committee leading up to and throughout LBHI's collapse, Mr. Hernandez had some degree of responsibility in connection with LBHI's collapse.

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1 See, e.g., Liz Hoffman and David Benoit, "Activist Investors Ramp Up, and Boardroom Rifts Ensue", The Wall Street Journal, April 16, 2015; Liz Hoffman, "Director Ousted in Vail Resorts Board Dustup Speaks Out", The Wall Street Journal—MoneyBeat, April 17, 2015.

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Oral Comments

1.	Please provide support for the reference to the "$1.25 billion bond offering in November 2014 that was subject to an onerous prepayment penalty". It is our understanding that the Company can convert to a REIT without being required to prepay the bonds immediately.

In response to your oral comment, the Filing Persons note that REIT conversions are generally structured in a way that triggers covenants in the holding company's debt agreements requiring the immediate repayment of all of its debt. In the context of a REIT conversion at MGM, such a structure would likely be deemed to constitute a "Sale and Lease-Back Transaction" under the Fourth Supplemental Indenture, dated as of November 25, 2014, among MGM, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (the "Trustee"), relating to the 6.000% Senior Notes due 2023 (the "November 2014 Supplemental Indenture"), filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2014. Because a REIT conversion of MGM's real estate assets—if deemed to be a "Sale and Lease-Back Transaction"—would likely be prohibited due to the indebtedness limitations set forth in Section 5.2(b) of the November 2014 Supplemental Indenture, MGM would be required to redeem the outstanding bonds issued thereunder prior to consummating a REIT conversion. Pursuant to Section 4.1 of the November 2014 Supplemental Indenture, MGM would be required to redeem such bonds at a price equal to the greater of "(a) 100% of the principal amount of the Notes to be redeemed; or (b) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal interest on the Notes to be redeemed…discounted to the Redemption Date on a semiannual basis…at the Adjusted Treasury Rate, plus 50 basis points." Given the amount of MGM's outstanding debt and current Treasury rates, if MGM were to redeem all bonds issued under the November 2014 Supplemental Indenture, the amount due to bondholders under the foregoing clause (b) would exceed the principal amount of outstanding notes and such redemption payments would therefore include a prepayment penalty. However, the Filing Persons hereby acknowledge that it may be possible to structure a REIT conversion of MGM's real estate assets in a manner such that it would not constitute a "Sale and Lease-Back Transaction" under the November 2014 Supplemental Indenture and would therefore not require MGM to redeem all bonds issued thereunder at a price which includes such prepayment penalty. The Filing Persons hereby confirm that, in future filings, they will make clarifying revisions based on the foregoing to any statements that are similar to the one quoted above.

2.	Please provide support for the statement that "[s]hareholders need to look no further than the dead-hand put incorporated into recent bond offerings which serve no purpose other than to entrench the incumbents; if a majority of the Board is replaced, the bond would be immediately required to be pre-paid in full".
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In response to your oral comment, the Filing Persons note that, pursuant to Section 501(d) of the November 2014 Supplemental Indenture, an "event of default" occurs thereunder upon the acceleration of the maturity of any indebtedness of the Company or any of its subsidiary guarantors in an amount in excess of the greater of $25 million and 5% of Consolidated Net Tangible Assets (as defined therein). Therefore, an event of default would be triggered under the November 2014 Supplemental Indenture upon the acceleration of the Company's indebtedness under the Amended and Restated Credit Agreement, dated as of December 20, 2012, among MGM and the other parties thereto (the "Credit Agreement"), filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on December 20, 2012. Sections 901(m) and 902 of the Credit Agreement contain a "dead hand proxy put" provision, whereby the lenders thereto may declare an event of default and accelerate the debt in the event that a majority of directors are replaced during a 24-month period and the Company's current directors cannot approve the appointment or election of such replacement directors if their initial nomination or appointment occurs as a result of a threatened or actual proxy solicitation.

Based on the foregoing, if a majority of the Company's board of directors is replaced, its lenders could declare the outstanding debt and interest thereon immediately due and payable, in which case an "event of default" would be triggered under the November 2014 Supplemental Indenture. Section 502 of the Base Indenture (defined as the Indenture, dated as of March 22, 2012, between MGM as issuer and U.S. Bank National Association as trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on March 22, 2012), provides that if an event of default occurs and is continuing then the Trustee or the Holders (as defined therein) of not less than 25% in aggregate principal amount of such outstanding securities may declare the principal amount of all such securities, together with any accrued and unpaid interest thereon, to be due and payable immediately.

However, Section 501(d) of the November 2014 Supplemental Indenture provides that an event of default will not occur thereunder if the acceleration of Company indebtedness that would trigger such event of default is annulled within 30 calendar days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of outstanding notes. As a result, the Filing Persons hereby acknowledge that there may be situations in which such bonds would not become immediately due and payable in full following the replacement of a majority of the Company's directors and confirm that, in future filings, they will make clarifying revisions to any statements that are similar to the foregoing.

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In closing, please direct additional comments to me at (212) 756-2709 or David Rosewater at (212) 756-2208.

Very truly yours,

/s/ Kristen P. Poole
Kristen P. Poole